                                           PURSUANT TO RULE 424(b)(3)
                                           Registration Statement No.: 333-38465



                              [ACSYS, INC. LOGO]



                       3,162,500 SHARES OF COMMON STOCK

                             _____________________


                        SUPPLEMENT NO. 1 TO PROSPECTUS
                            DATED FEBRUARY 5, 1998



     This Supplement No. 1 has been prepared solely for use in conjunction with the Prospectus of ACSYS, Inc., a Georgia corporation (the "Company"), dated February 5, 1998 (the "Prospectus"), pursuant to which 3,162,500 shares (including the underwriters' exercise of their over-allotment option to purchase 412,500 shares) of common stock, no par value per share (the "Common Stock") were offered and sold.

     This Supplement No. 1 includes copies of the Company's press releases that describe (a) the Company's announced results for the fourth quarter and year ended December 31, 1997, and (b) the election of Paul J. Klaassen to the Company's Board of Directors.

     This Supplement No. 1 is not a summary of information in the Prospectus, and it may not be used except in conjunction with the Prospectus.



     TO THE EXTENT ANY INFORMATION SET FORTH IN THIS SUPPLEMENT NO. 1 IS INCONSISTENT WITH OR CONTRARY TO THE INFORMATION SET FORTH IN THE PROSPECTUS, THE INFORMATION SET FORTH HEREIN SHALL SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS. THIS SUPPLEMENT NO. 1 DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERING AND INFORMATION RELATING TO THE COMPANY. INVESTORS SHOULD READ THE PROSPECTUS AND THIS SUPPLEMENT NO. 1 IN THEIR ENTIRETY.



            The date of this Supplement No. 1 is February 25, 1998.

[ACSYS INC. LOGO APPEARS HERE]


FOR IMMEDIATE RELEASE

Contact:  Timothy Mann, Jr.
          Chief Executive Officer
          (770) 395-0014 x 127


             ACSYS, INC. ANNOUNCES FOURTH QUARTER AND 1997 RESULTS

WASHINGTON, D.C. (February 25, 1998) ) Acsys, Inc. (Nasdaq/NM:ACSY), a leading provider of specialty professional staffing services, primarily in the accounting and finance fields, today announced results for the fourth quarter and year ended December 31, 1997.

     Pro forma total service revenues for the fourth quarter of 1997 increased 17% to $16.2 million from $13.9 million for the same quarter last year. There was a pro forma net loss for the quarter of $302,000, or $0.04 per share, compared with pro forma net income of $632,000, or $0.07 per share, for the fourth quarter of 1996. During the fourth quarter of 1997 the Company incurred a one-time, noncash charge of $512,000 for severance costs related to the restructuring of the employment relationship with a former executive.

     For the year ended December 31, 1997, pro forma total service revenues increased 20% to a record $62.7 million from $52.4 million in 1996. Total service revenues for 1997 were comprised of temporary staffing service revenues and permanent placement revenues which contributed 73% and 27%, respectively. Revenues for specialty professional services, Acsys' core business, increased 20% in the fourth quarter to $15.1 million and 24% for the year to $58.3 million. Clerical service revenues decreased 20% in the fourth quarter to $1.1 million and decreased 17% for the year to $4.5 million as the Company continued to narrow its focus on specialty professional staffing. Pro forma net income was $2.1 million, or $0.25 per share, for 1997 compared with pro forma net income of $2.3 million, or $0.28 per share, for 1996.

     Commenting on the results, Chief Executive Officer Timothy Mann, Jr. said, "We are pleased to report record revenues, which reflect the strength of our core business. Operating expenses significantly increased in the fourth quarter due to investments we made to fuel our 1998 growth, integrate our existing businesses and complete the infrastructure to operate as a public company. We continue to pursue the acquisition of specialty professional staffing companies. Our focus in the acquisition program remains on specialty professional staffing companies that have a leading position in new markets or that are operationally and geographically synergistic with our existing business."

     Acsys completed its initial public offering of 2,750,000 common shares on February 5, 1998, and the underwriters' over-allotment option of 412,500 shares was exercised on February 23, 1998.

ACSYS Reports Year-end Results
Page 2
February 25, 1998
--------------------------------------------------------------------------------

Total proceeds to the Company of $22.5 million will be used to repay indebtedness, to fund acquisitions and for general corporate purposes.

     Acsys, Inc. is one of the leading accounting and finance temporary staffing and permanent placement firms in the U.S. The Company operates 16 offices serving the Atlanta, Charlotte, Central New Jersey, Philadelphia, Tampa, Orlando, and Washington, D.C. metropolitan markets.

     Information contained in this press release, other than historical information, should be considered forward-looking in nature and is subject to various risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the operating results, performance or financial condition are the Company's ability to achieve and manage growth; the Company's ability to successfully identify suitable acquisition candidates, complete acquisitions or integrate the acquired business into its operations; the Company's ability to attract and retain qualified personnel; the Company's ability to develop new services; and other factors discussed in Acsys's filings with the Securities and Exchange Commission.

ACSYS Reports Year-end Results
Page 3
February 25, 1998
--------------------------------------------------------------------------------


                                                 ACSYS, INC.
                                       PRO FORMA(a) FINANCIAL HIGHLIGHTS
                                   (in thousands, except per share amounts)
                                                (Unaudited)

                                                          FOURTH QUARTER ENDED        YEAR ENDED
                                                         ----------------------   -----------------
                                                           DEC. 31,   DEC. 31,    DEC. 31,  DEC. 31,
                                                             1997       1996        1997     1996
                                                         ----------  ---------    --------  --------
Service revenues:
 Temporary staffing                                        $11,844    $10,631     $45,797   $40,410
 Permanent placement                                         4,322      3,236      16,935    12,001
                                                           -------    -------     -------   -------
  Total service revenues                                    16,166     13,867      62,732    52,411

Direct cost of services                                      8,084      7,156      30,744    26,925
                                                           -------    -------     -------   -------

 Gross profit                                                8,082      6,711      31,988    25,486

Selling, general & administrative expenses                   7,653      5,203      25,780    18,868
Depreciation and amortization                                  247        200         816       899
Severance and franchise termination costs                      512         --         682       567
                                                           -------    -------     -------   -------

 Operating income                                             (330)     1,308       4,710     5,152

Interest expense                                               210        180         903       980
                                                           -------    -------     -------   -------

Income (loss) before income taxes                             (540)     1,128       3,807     4,172

Pro forma income taxes (benefit)(b)                           (238)       496       1,675     1,836
                                                           -------    -------     -------   -------

Pro forma net income (loss)                                $  (302)   $   632     $ 2,132   $ 2,336
                                                           =======    =======     =======   =======

Diluted earnings (loss) per share                           $(0.04)     $0.07       $0.25     $0.28
                                                           =======    =======     =======   =======

Weighted average number of common
 shares outstanding                                          8,493      8,493       8,576     8,493
                                                           =======    =======     =======   =======


(a) Pro forma financial information has been restated to give effect to the Company's acquisition of C.P.A. Staffing as if it had occurred on January 1, 1996, adjustments to officers and employee compensation based on employment agreements, and the elimination of combination expenses and redeemable shares.
(b) Reflects the provision of income taxes as if the Company was a "C" Corporation as of January 1, 1996.

ACSYS Reports Year-end Results
Page 4
February 25, 1998
--------------------------------------------------------------------------------

                                    ACSYS, INC.
                   Actual Condensed Statements of Operations
                 (Dollars in thousands, except per share data)
                                  (Unaudited)

                                                         FOURTH QUARTER ENDED         YEAR ENDED
                                                        ----------------------   --------------------
                                                          DEC. 31,    DEC. 31,    DEC. 31,   DEC. 31,
                                                            1997        1996        1997        1996
                                                        -----------  ---------   ---------  ---------
Service revenues:
 Temporary staffing                                        $11,844    $ 9,153      $41,781    $34,757
 Permanent placement                                         4,322      2,955       16,394     11,152
                                                           -------    -------      -------    -------
  Total service revenues                                    16,166     12,108       58,175     45,909

Direct cost of services                                      8,084      6,063       27,912     22,874
                                                           -------    -------      -------    -------

  Gross profit                                               8,082      6,045       30,263     23,035

Selling, general & administrative expenses                   7,653      5,839       25,812     18,777
Combination expenses                                            75        --         1,797        --
Depreciation and amortization                                  247        141          663        661
Severance and franchise termination costs                      512        --           682        567
                                                           -------    -------      -------    -------
 Operating income                                             (405)        65        1,309      3,030

Interest expense                                               210        138          798        803
                                                           -------    -------      -------    -------
Income (loss) before income taxes                             (615)       (73)         511      2,227
Pro forma income taxes (benefit)(a)                           (226)       (32)         973        980
                                                           -------    -------      -------    -------

Pro forma net income (loss)                                $  (389)   $   (41)     $  (462)   $ 1,247
                                                           =======    =======      =======    =======

Diluted earnings (loss) per share(b)                        $(0.05)    $(0.04)      $(0.18)     $0.14
                                                           =======    =======      =======    =======
Weighted average number of common
 shares outstanding(c)                                       8,371      7,152        7,620      7,152
                                                           =======    =======      =======    =======

-----------
(a) Reflects the provision of income taxes as if the Company was a "C" Corporation as of January 1, 1996.
(b) EPS includes a charge for the accretion of the redeemable shares of $932,174 and $223,780 for the year ended December 31, 1997 and 1996, respectively, and $0 and $223,780 for the three months ended December 31, 1997 and 1996, respectively.

(c) Number of shares excludes 122,012 redeemable shares.



                  BALANCE SHEET
                                       As of December 31,
                                       ------------------
                                          1997     1996
                                       --------  -------
Cash and cash equivalents               $   370  $ 1,178
Working capital                           4,883    3,555
Total assets                             29,275   15,855
Long-term liabilities                    12,084    8,166
Shareholders' equity                      9,304    3,313

[ACSYS, INC LOGO APPEARS HERE]


FOR IMMEDIATE RELEASE

Contact:  Timothy Mann, Jr.
          Chief Executive Officer
          Acsys, Inc.
          (770) 395-0014

     PAUL J. KLAASSEN JOINS ACSYS, INC. BOARD OF DIRECTORS

ATLANTA (February 25, 1998) -- Acsys, Inc. (Nasdaq/NM:ACSY), today announced that Paul J. Klaassen has been elected to the Board of Directors, increasing the number of Board members to ten.

     Mr. Klaassen is the co-founder, chairman, president and chief executive officer of Sunrise Assisted Living, Inc. (Nasdaq/NM:SNRZ). He also is founding chairman of the Assisted Living Facilities Association of America and serves on the editorial advisory boards of Contemporary Long-Term Care, Retirement Housing Report, Assisted Living Today and Assisted Living Briefing magazines.

     Timothy Mann, Jr., chief executive officer of Acsys, said, "We're pleased that Paul has joined our Board of Directors and look forward to his guidance and leadership. He has built what is considered the 'gold standard' in the assisted living industry and brings substantial experience to our Board in dealing with issues that confront a company in a substantial growth phase. With Paul, William Porter Payne and Barry Abelson as our outside directors, we have a strong team."

     Acsys, Inc. is one of the leading accounting and finance temporary staffing and permanent placement firms in the U.S. The Company operates 16 offices serving the Atlanta, Charlotte, Central New Jersey, Philadelphia, Tampa, and Washington, D.C. metropolitan markets.

     Information contained in this press release, other than historical information, should be considered forward-looking in nature and is subject to various risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the operating results, performance or financial condition are the Company's ability to achieve and manage growth; the Company's ability to successfully identify suitable acquisition candidates, complete acquisitions or integrate the acquired business into its operations; the Company's ability to attract and retain qualified personnel; the Company's ability to develop new services; and other factors discussed in Acsys's filings with the Securities and Exchange Commission.